Exhibit 99.1

FOR IMMEDIATE RELEASE

LAN Airlines Gives LANPASS Members a New Way to Share Their Loyalty
Rewards with Points.com

LANPASS Members Can Now Transfer Kilometers to Friends and Family

TORONTO (March 9, 2010) – Points International Ltd. (NASDAQ: PCOM; TSX: PTS), owner and operator of the world’s leading loyalty reward program management platform, www.Points.com, has agreed with LAN Airlines S.A. (LAN) (NYSE: LFL/IPSA: LAN) to provide members of its LANPASS frequent flyer program more options for their reward kilometers.

Now for the first time, LANPASS’ 4.5 million members are able to easily transfer kilometers between accounts online and share their kilometers with their family and friends.

“As we continue to build a strong presence internationally, further aligning with a highly-esteemed brand like LAN Airlines is a significant step forward,” said Points International CEO Rob MacLean. “LAN introducing transfer options opens up a wider range of flexibility for LANPASS members to take full advantage of their kilometers.”

“Our more than 4.5 million members are of utmost importance to us so we’re always looking for great, innovative ways we can perfect their experience with LAN and transfer is a natural addition,” said Ralph Piket, Managing Director LANPASS. “Because our members value their hard-earned kilometers, we want to give them more freedom to share the wealth with their friends and loved ones.”

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter, @pointsadvisor, on Facebook (www.points.com/facebook), or on our blog (www.blog.points.com).

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, visit www.pointsinternational.com.

About LANPASS Rewards:

LANPASS is LAN's Frequent Flyer Program with over 4.5 million members in Chile, Argentina, Peru, Ecuador and the United States. Every year, over 250,000 LANPASS members fly for free and enjoy LANPASS benefits. LANPASS members earn kilometers every time they fly with LAN, a oneworld alliance member, or a LANPASS-affiliated airline and by using their Banco Santander credit card.

For more information contact:

Investor relations:
Andrew Greenebaum/ Laura Foster
Addo Communications
T. 310-829-5400; E. andrewg@addocommunications.com; LauraF@addocommunications.com

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. points@allisonpr.com

Business enquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com